September 7, 2012
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-4631
Attention: W. John Cash, Branch Chief
Re:    Newell Rubbermaid Inc.
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed May 9, 2012
File No. 1-09608

Dear Mr. Cash:
We are in receipt of your comment letter dated August 20, 2012 to Newell Rubbermaid Inc. (the “Company”) which requests additional information related to the Company’s August 8, 2012 response to your comment letters dated July 11, 2012 and May 23, 2012. On behalf of the Company, we have addressed your most recent comment letter by reproducing the comment below and providing the Company’s response immediately following.
Form 10-Q for Fiscal Quarter ended March 31, 2012

1.
We appreciate your letter dated August 8, 2012, in response to our prior comment. Please provide us with the following additional information so that we might better understand your organizational structure and the financial information used in your organization:

•	A detailed organizational chart.

•	A copy of your latest financial materials provided to your board of directors.
Company Response
In response to your request, the Company is sending under separate cover a detailed organizational chart and the latest relevant financial materials provided to the Company’s Board of Directors in its August 2012 Quarterly Board of Directors Report (the “Quarterly Board Report”). Pursuant to the Company’s previous correspondence with the Staff, the Company is furnishing these materials in paper form under separate cover pursuant to Regulation S-T, Rule 101(c)(2) and requests that the Staff return the information to the Company pursuant to Rule 12b-4 under the Securities Act of 1934 when its review is complete.

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Given the breadth of the Company’s workforce, the organizational chart provided to the Staff only reflects the Company’s structure for two levels below the President and CEO. Should additional organizational information be required by the Staff in connection with its inquiry, the Company will furnish it promptly upon request. The financial materials from the Quarterly Board Report that are being furnished to the Staff include the following items: i) Quarterly CEO/CFO Board Letter, ii) Trend Graphs, iii) Quarterly & Year-to-Date Consolidated Financial Statements and iv) Quarterly, Year-to-Date, and Forecasted Financial Analysis by operating group and GBU.
The Quarterly CEO/CFO Board Letter and Trend Graphs are prepared specifically for the Quarterly Board Report, providing the Board with quantitative data and qualitative commentary about the respective performances of Newell Consumer Group, Newell Professional Group and the Baby & Parenting GBU, herein collectively referred to as “Operating Units”. The CEO/CFO Quarterly Board Letter and Trend Graphs do not cite GBU-level profitability information in describing Operating Unit performance because GBU performance is not relevant to the Chief Operating Decision Maker’s, or CODM, or the Board of Directors assessment of the Company’s performance. Instead, GBU sales information is selectively used in the CEO/CFO Board Letter and Trend Graphs to provide additional perspective on the Operating Units’ performance.
The Quarterly and Year-to-Date Consolidated Financial Statements and the Quarterly, Year-to-Date and Forecasted Financial Analysis are extracted from the Company’s Quarterly Reporting Package. The Quarterly Reporting Package for the first quarter of 2012 was previously provided to the Staff in response to the Staff’s letter dated May 23, 2012. Consistent with the Company’s Quarterly Reporting Package, the Quarterly, Year-to-Date and Forecasted Financial Analysis include financial data for the underlying GBUs that comprise the Company’s Operating Units. However, as the Company’s previous correspondence to the Staff indicates, the GBU information does not serve as the basis of resource allocation or performance review. The Company’s internal reporting practices are a function of its desire to have uniform reporting materials within the organization. Other individuals within the Company, such as managers of the Operating Units, are recipients of the GBU level information and use the information to better understand the business and for governance purposes rather than to assist the CODM in evaluating performance and allocating resources. In the case of the Company’s CODM, the GBU level information provides him an appropriate level of knowledge of the Operating Units’ underlying operations in order to have productive and credible discussions with the Company’s Board of Directors, its investors and the analyst community. However, the inclusion of GBU level information in the Quarterly Reporting Package or Quarterly Board Report does not alter the CODM’s practice of making decisions about the allocation of resources and assessing performance at the Operating Unit level.
The Company understands the Staff has concerns about the Company’s accounting conclusion related to segment reporting given the inclusion of GBU level information in certain of its management reporting materials. To address this concern, the Company is able and willing to eliminate GBU profitability information from the financial materials regularly provided to the Company's CODM and Board of Directors. Specifically, GBU profitability measures in the Quarterly, Year-to-Date and Forecasted Financial Analysis would be omitted from future Quarterly Board Reports and the Quarterly Reporting Package. If the Company were to take this step, GBU level data included in the Quarterly Reporting Package and Quarterly Board Report would be limited to sales information, consistent with the Company’s prac

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tice of selectively using GBU sales information to provide additional perspective on the Company’s overall performance.
GBU level profitability information would not be regularly or routinely provided to the CODM or the Board of Directors, and would only be included in presentations made to the CODM or Board of Directors to the extent the Operating Unit managers believe such information is helpful to explain or highlight changes or trends in the Operating Unit’s underlying performance. Additionally, as with any Company of our size and diversity of product offerings, the Company would not restrict its CODM from requesting and receiving GBU or brand level information on an ad hoc basis as a means of gaining knowledge or insight into potential issues or matters identified at the Operating Unit level. However, GBU level profitability information would not be regularly provided in the Company’s Quarterly Board Report or the Quarterly Reporting Package, with the latter being used by the CODM to assess performance and make decisions about resource allocation.
Given the CODM’s regular receipt and use of Operating Unit information to regularly evaluate performance and allocate resources, the Company continues to believe that Newell Professional, Newell Consumer and its Baby & Parenting GBU constitute its operating and reportable segments based upon the criteria in ASC 280. In completing its assessment of the Company’s reportable segments, the Company requests the Staff consider the aforementioned proposed change in the type of information its CODM and Board of Directors would regularly receive.
Please contact John Ellis, Vice President – Corporate Controller & Chief Accounting Officer at (770) 418-7734, or me at (770) 418-7805, should you have any questions regarding this response or any related matters. Thank you for your time and attention to this matter.
Sincerely,
Newell Rubbermaid Inc.
By:     /s/ Doug L. Martin
Title:    Executive Vice President and Chief Financial Officer

Exhibit A – Organizational Chart
Exhibit B – Financial Materials provided to the Board
Quarterly CEO/CFO Board Letter
Trend Graphs
Quarterly & Year-to-Date Consolidated Financial Statements
Quarterly, Year-to-Date & Forecasted Financial Analysis

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